SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 29, 2010
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _________.)
Enclosed:
News Release

March 1, 2010
Rio Tinto increases ownership in Ivanhoe Mines to 22.4%
with US$232 million purchase of shares
Proceeds to be used by Ivanhoe to acquire critical mining and milling equipment for the Oyu Tolgoi copper-gold complex in Mongolia
LONDON, ENGLAND — Robert Friedland, Executive Chairman of Ivanhoe Mines, and John Macken, President and Chief Executive Officer, announced today that the company has entered into an agreement to issue 15 million common shares to Rio Tinto at CDN$16.31 per share, for net proceeds of CDN$244.7 million (US$232.4 million*).
Ivanhoe Mines will use the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi copper-gold mining complex in Mongolia.
The equipment includes principal components for the 100,000-tonne-per-day Oyu Tolgoi phase-one copper-gold concentrator, including two large, 38-foot-diameter, semi-autogenous grinding (SAG) mills, four ball mills, re-grind mills, crushers, motors, gearless drives, conveyors and flotation cells. Also included is the hoist and major components for the sinking of Shaft #2 — the 10-metre-diameter, main production shaft for the underground block-cave mine at the Hugo North Deposit.
Much of the equipment originally was ordered by Ivanhoe Mines from various manufacturers while it was waiting for an Investment Agreement with the Government of Mongolia. Ivanhoe subsequently transferred ownership of the equipment to strategic partner Rio Tinto in August 2008 under an agreement between the companies. Additional equipment also was acquired by Rio Tinto directly from suppliers. At the time, Ivanhoe required funds for the ongoing development of the Oyu Tolgoi Project. The equipment-sale agreement with Rio Tinto ensured that the procurement and delivery schedules for the critical, long lead time major mining and milling equipment were protected while Ivanhoe and Rio Tinto worked with the Mongolian Government to conclude the mutually-acceptable, long-term Investment Agreement that was executed in October 2009.
“We are positioning Ivanhoe Mines and our strategic shareholder, Rio Tinto, to begin full-scale construction of the Oyu Tolgoi Mine as we approach the start of the construction season in Mongolia and the completion of all conditions precedent to the approved Oyu Tolgoi Investment Agreement that we signed with the Mongolian Government last October,” Mr. Friedland said.
“The joint Ivanhoe Mines-Rio Tinto Oyu Tolgoi Technical Committee has conditionally approved a US$758 million budget for 2010 that includes Ivanhoe’s repurchase from Rio Tinto of major items of mining and milling equipment. Acquisition of the equipment is another significant step in building one of the world’s largest copper-gold mines. Having this equipment available now, rather than being forced to wait behind competitors in a delivery queue, is vital to our plan to begin commercial production from Oyu Tolgoi in 2013.”
With this transaction, Rio Tinto has increased its ownership in Ivanhoe Mines from 19.6% to 22.4%. The transaction is subject to the approval of the Toronto Stock Exchange. Rio Tinto holds rights to subscribe for common shares from Ivanhoe’s treasury and also to make purchases on the open market that could increase Rio Tinto’s stake in Ivanhoe to up to 46.6% during the next 19 months. Ivanhoe’s consolidated cash position currently is approximately US$1.3 billion.

About Ivanhoe Mines
Ivanhoe Mines is an international mining company with operations focused in the Asia Pacific region. Ivanhoe’s core assets include its world-scale Oyu Tolgoi copper and gold mine development project in southern Mongolia.
Ivanhoe Mines’ other core assets are its 65% interest in Mongolian coal miner SouthGobi Energy Resources (SGQ:TSX); its 81% interest in Ivanhoe Australia (IVA:ASX), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and its 49% interest in Altynalmas Gold Ltd., a private company developing the Bakyrchik and the Bolshevik gold mining projects in Kazakhstan.
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
* US$ equivalent of $232.4 million based on Bank of Canada noon rate on February 26, 2010.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830
Website: www.ivanhoemines.com
Forward-looking statements:
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements with respect to the completion of the remaining Conditions Precedent for the finalization of the Oyu Tolgoi Investment Agreement, the plan to begin commercial production from Oyu Tolgoi in 2013, and other statements that are not historical facts. There can be no assurance that a transaction will result.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed at www.SEDAR.com. The reader is cautioned not to place undue reliance on forward-looking information or statements. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future, unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 29, 2010	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary